CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Education Group Closes First Tranche of Non-Brokered Private Placement

November 4th, 2009: CIBT Education Group Inc. (NYSE Amex & TSXV symbol: MBA) is pleased to report that it has closed the first tranche of the Canadian non-brokered private placement reported in the company’s news release of October 27, 2009.  Under the first tranche closing, the company has raised $2.1 million by the issuance of 3 million common shares (without share purchase warrants) at a price of $0.70 per share.  The company has incurred finder’s fees consisting of a cash commission of $105,000 and finder’s warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70.  The securities issued in the first tranche closing are subject to a hold period expiring on March 4, 2010.

CIBT Education Group Inc.

“Toby Chu”
Toby Chu
Vice-Chairman, President and CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Neither the NYSE Amex nor the TSX Venture Exchange or its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.